Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d) (1) or 13(e) (1) of the Securities Exchange
Act of 1934

(Amendment No._____)

Dresdner RCM Global Strategic Income Fund, Inc.

(Name of Subject Company (issuer))

Dresdner RCM Global Strategic Income Fund, Inc. (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

26157B101

(CUSIP Number of Class of Securities)

Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-3820

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation $	Amount of filing fee $
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________________

Form or Registration No.: __________________________________

Filing Party: _____________________________________________

Date Filed: ______________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

December 5, 2001 San Francisco, CA	Contact: Luke Knecht, RCS/DSF President, Portfolio Manager Telephone: (415) 954-5400

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC. AND
RCM STRATEGIC GLOBAL GOVERNMENT FUND, INC.
ANNOUNCE RECEIPT OF STOCKHOLDER APPROVALS OF THE MERGER AND RELATED TRANSACTIONS

The Board of Directors of Dresdner RCM Global Strategic Income Fund, Inc. (NYSE: DSF) and the Board of Directors of RCM Strategic Global Government Fund, Inc. (NYSE: RCS) are pleased to announce that the required number of stockholders of each fund have voted to approve a merger of the two funds as contemplated by an Agreement and Plan of Merger and Contingent Liquidation (the "Merger Agreement"), pursuant to which DSF will be merged with and into RCS and all shares of common stock of DSF outstanding at the effective date of the merger will automatically be converted into shares of common stock of RCS.

The merger will be consummated following the completion of a tender offer by DSF to repurchase up to 50% of its shares outstanding on August 2, 2001, the date the Merger Agreement was signed, at a price per share equal to 99.5% of DSF’s per share net asset value (“NAV”) at the expiration of the tender offer. The tender offer, which DSF expects will commence shortly, will be open for twenty business days. If more than 75% of the DSF shares outstanding are tendered, the merger with RCS will be abandoned and DSF will instead be liquidated in an orderly fashion and the proceeds distributed to stockholders. The consummation of the merger is also subject to certain other conditions, as set forth in the Merger Agreement.

The tender offer permits DSF stockholders who wish to realize approximate NAV for their shares an opportunity to do so, while the merger of DSF with RCS is intended to provide continuity to those DSF stockholders who wish to continue to invest in an income-focused vehicle similar to DSF. The merger is also intended to benefit existing RCS stockholders by providing a marginally lower overall expense ratio and greater liquidity in terms of daily trading volume and shares outstanding.

The Dresdner RCM Global Strategic Income Fund, Inc. is a closed-end intermediate-term bond fund that seeks high income through global investment in debt securities while maintaining an overall investment grade credit quality. The RCM Strategic Global Government Fund, Inc. is a closed-end intermediate-term global fund. The securities in the RCS investment portfolio currently have an average credit-quality rating of AA.

Both funds are advised by Dresdner RCM Global Investors LLC (“Dresdner RCM”). Additional information is available on the website maintained by Dresdner RCM for each fund at www.DSFfund.com and www.RCSfund.com, respectively. Also, complete information on the merger as well as the investment policies of both funds, is available in filings made with the SEC, which may be obtained upon request from Dresdner RCM or the SEC or through the SEC’s EDGAR website, which can be accessed at www.sec.gov. DSF stockholders are urged to read DSF’s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. DSF stockholders will be able to receive such documents free of charge at the SEC’s website, www.sec.gov.